THE MONEY TREE INC. SERIES A VARIABLE RATE SUBORDINATED DEBENTURES SUPPLEMENT NO. 2 DATED APRIL 18, 2006 TO THE PROSPECTUS DATED JANUARY 26, 2006	FILED PURSUANT TO RULE 424 (B) (3) REGISTRATION NO: 333-122531

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated January 26, 2006 and Supplement No. 1 dated February 15, 2006 relating to the Series A Variable Rate Subordinated Debentures. The purpose of this supplement is as follows:

•	To update the status of the offerings of debentures and demand notes;

•	To describe the prepayment of a $300,000 promissory note to Vance R. Martin; and

•	To update the “Management” section of the prospectus.

Status of Our Public Offerings

We commenced our public offering of $35 million of Subordinated Demand Notes and $75 million in Series A Variable Rate Subordinated Debentures in December 2005. As of March 25, 2006, we had raised $7,306,935 in gross offering proceeds from the sale of Demand Notes and $5,591,372 in gross offering proceeds from the sale of Debentures in these public offerings.

Prepayment of Note to Affiliate

On April 11, 2006, The Money Tree of Louisiana, Inc., our wholly-owned subsidiary, repaid in full the outstanding principal balance plus all accrued but unpaid interest to date ($301,118) on a promissory note to Vance R. Martin, our founder, issued in connection with the acquisition of 16 finance offices in the State of Louisiana. The note, dated December 19, 2003, was made in the original principal amount of $300,000 and required monthly interest only payments until the maturity date of November 20, 2006. The note allowed for prepayment in whole or in part prior to maturity on any interest paying date. This note was repaid on the same date as the March monthly interest payment was made to Mr. Martin. In accordance with the terms of the note, Mr. Martin waived any right to receive written advance notice of prepayment. There were no prepayment penalties associated with the prepayment of this note.

Management

Effective April 15, 2006, Vance R. Martin resigned as Chief Executive Officer and sole director of The Money Tree Inc. and its affiliates for health reasons. In light of Vance R. Martin being the founder of the company and his many years of loyal service to the company, Mr. Martin has been appointed as Chairman of the Board of Directors Emeritus, which means he will be allowed to sit in on Board meetings but will not have an official vote on any matter.

Effective April 16, 2006, W. Derek Martin was appointed sole director of The Money Tree Inc. and its various subsidiaries. Derek Martin will continue as President and will assume responsibility for all of the day-to-day operations. Derek Martin has been employed by the company since 1993 in which he has held several executive positions, including Vice President of Administration from 1997 until he was appointed President in December 2005. Derek Martin is the son of Vance R. Martin, our founder.

Effective February 27, 2006, Steven P. Morrison was appointed Chief Financial Officer. Previously, Mr. Morrison served as our Controller and his duties will remain substantially unchanged.

Nichole Samples is no longer with the company. In March 2006, we appointed Deborah A. Roberts to take her place as Assistant Vice President – Customer Service. Below is a brief description of Ms. Roberts’ business experience.

Deborah A. Roberts became our Assistant Vice President – Customer Service in March 2006. Her responsibilities include follow-up with potential investors and assisting current investors with account processing and questions. She is also responsible for scheduling investment advertising, and processing invoices for payment to the various newspaper companies covering three states. From September 2000 through July 2005, Ms. Roberts served as an Administrative Assistant for Raymond James Financial Services where she was responsible for assisting financial representatives with various client services, including opening new accounts, buying and selling stocks and mutual funds, and keeping the branch current with compliance procedures.